FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Response Biomedical Corporation. (“the Company”) 100 – 8900 Glenlyon Parkway Burnaby, B.C.
Canada V5J 5J8

2.	DATE OF MATERIAL CHANGE

December 7, 2006 December 11, 2006

3.	PRESS RELEASE

The Company issued a news release through Canada News Wire, filed on SEDAR and the Company’s website, and disseminated to shareholders on December 7, 2006 and on December 11, 2006.

4.	SUMMARY OF MATERIAL CHANGE

3M Company has made US $8 million equity investment in Response Biomedical Corporation. The financing is part of a strategic alliance between the two Companies and grants 3M worldwide exclusive rights, through its medical division, to pursue the development and commercialization of diagnostic products targeting hospital and community acquired infectious diseases, using Response Biomedical’s RAMP® testing platform.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Response Biomedical Corporation announced that it closed the US $8 million equity investment made in Response Biomedical by 3M Company. The strategic alliance, announced December 7, 2006, gives 3M Company approximately a 13 percent ownership position in Response Biomedical. The financing is part of a strategic alliance between the two Companies and grants 3M worldwide exclusive rights, through its medical division, to pursue the development and commercialization of diagnostic products targeting hospital and community acquired infectious diseases, using Response Biomedical’s RAMP® testing platform.

3M’s equity investment consists of 14,797,419 shares at a price of Canadian $0.62 per share (US $0.5406). 3M has agreed not to sell any of its shares for a period of 12 months from closing. For a one-year period, 3M shall have a pro rata right, based on their percentage equity ownership in the Company, on a fully diluted basis, to participate in subsequent issuances of equity securities of the Company. The proceeds from the financing will be used for general working capital purposes, capital equipment acquisitions required for the scale up of the Company's manufacturing processes and development of its next generation RAMP Reader.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable

7.	OMITED INFORMATION

Not Applicable

8.	EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Robert Pilz, Vice President Finance and Chief Financial Officer 100 – 8900 Glenlyon Parkway Burnaby, BC V5J 5J8
Telephone: (604) 456-6010 Facsimile: (604) 456-6066

9.	DATE OF REPORT

Dated at Burnaby, B.C., this 12th day of December 2006.